FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2     Date of Material Change

September 23, 2014

Item 3     News Release

A news release was issued by the Company on September 23, 2014 and distributed through Marketwired and filed on SEDAR.

Item 4     Summary of Material Change

The Company announced the resignation of Mr. Elie Farah as CEO and a director of the Company and the concurrent appointment of Mr. Barry Fishman, a Senior Advisor to the Company, as interim CEO and as a member of the Merus Board.

Item 5     Full Description of Material Change

5.1	Full Description of Material Change

On September 23, 2014, the Company announced that Mr. Elie Farah has resigned as CEO and as a member of the Merus Board to pursue other opportunities.

Mr. Barry Fishman, currently Senior Advisor to Merus, will assume the role of interim CEO, and will join the Board.

Mr. Fishman has over 25 years of experience in the pharmaceutical industry and is the former CEO of Teva Canada. During his tenure at Teva Canada, Mr. Fishman executed a growth plan that resulted in a five-fold increase in revenue through acquisitions and organic growth. He began his pharmaceutical career at Eli Lilly, where he advanced through several cross-functional leadership roles, including Vice President of Marketing.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7     Omitted Information

Not applicable

Item 8     Executive Officer

Andrew Patient
Chief Financial Officer
Telephone: (416) 593-3725

Item 9     Date of Report

October 3, 2014